COVER LETTER

                               Leonard E. Neilson
                           A PROFESSIONAL CORPORATION

LEONARD  E.  NEILSON                        8160 SOUTH HIGHLAND DRIVE, SUITE 104
ATTORNEY  AT  LAW                                            SANDY,  UTAH  84093
                                                     TELEPHONE:  (801)  733-0800
                                                           FAX:  (801)  733-0808
                                                    E-MAIL:  LNEILSONLAW@AOL.COM

                                February 21, 2006


Securities and Exchange Commission
Attn: Christopher Owings - Assistant Director
Division of Corporation Finance
Office of Document Control
100 F Street NE
Washington, D.C. 20549

VIA:  EDGARLink

      Re:   Rocky Mountain Fudge Company, Inc.
            Amendment No. 1 to
            Registration Statement on Form 10-SB
            SEC File No.  000-51688

Dear Mr. Owings:

      In response to your letter dated January 13, 2006, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of the Registrant, Rocky Mountain Fudge Company, Inc. ("Rocky Mountain" or the "Company"). Please be advised that additional changes have been made to the registration statement as required to update the information therein and all changes are appropriately marked. Financial statements have been updated and revised as necessary.

General

      1. Your comment has been reviewed and duly noted by the Company.

Registration Statement

      2. We have revised the risk factors appearing as the second and third paragraphs on page 10 and the first two paragraphs under Item 1 starting on page 18 to reflect your comments regarding the application for a broker-dealer to make a market in the Company's common stock.

Business Activities

      3. We have added new disclosure in the last two paragraphs under the "Business Activities" on page 4 in response to your comments. Part of our response, including the response to your comment concerning contacts with suppliers of cold-packs, is set forth in the third paragraph under the "Distribution" heading starting on page 5. Please note that the Company has determined that it will not be necessary to cold-pack its products when shipping. Management believes that the use of heat sealed air tight wrapping will keep its products fresh for shipping for an acceptable period of time. This information has been included in the second paragraph under the "Distribution" heading on page 5.


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Securities and Exchange Commission
November 21, 2004
Page 2


Distribution

      4. We have included a discussion in the second paragraph under the "Distribution" heading on page 5 in response to your comment concerning the cost effectiveness of Internet marketing.

      5. As stated in our response to comment 3 above, the Company has determined that it will not be necessary to cold-pack its products for shipping. Accordingly, we have removed from the third paragraph under the "Distribution" heading on page 5 the discussion about the necessity to cold-pack products. Cold-packing is mentioned in the paragraph only as an example of costlier shipping methods that the Company will not have to rely upon. It is our belief that no further discussion or disclosure regarding cold-packing is necessary.

      6. We have revised the penultimate paragraph under the "Distribution" heading on page 5 in response to your comment regarding pricing of the Company's candy.

      7. We have revised the last paragraph under the "Distribution" heading on page 5 to clarify the Company's primary marketing plan, which is to complete development of its Internet website. Also, management anticipates that it will begin to contact retailers and wholesalers during the first half of 2006, although it has not yet begun to do this and there is no formal plan for this endeavor.

      Further, in response to your comment, we have revised the second paragraph under the "Employees" heading on page 7. Our previous disclosure referred to the
"successful implementation of the Company's new business and marketing plan...."
It is not our intent to infer that the Company has a formal business plan or marketing plan, rather we intended to refer to the recommencing of the Company's business. The disclosure has been revised accordingly.

Dependence on One or More Customers

      8. We have revised disclosure under the "Dependence on One or More Customers" heading on page 6 in response to your comment.

Facilities

      9. We have revised disclosure under the "Facilities" heading on page 7 in response to your comment.

Management's Discussion and Analysis or Plan of Operation

      10. As of December 31, 2005, the Company had a cash balance of $32,248, which management believes to be a limited amount. Accordingly, we have revised the paragraph under the "Liquidity and Capital Resources" heading on page 11 in response to your comment.

      11. In the fifth paragraph under the "Plan of Operation" heading on page 12, we previously disclosed that "it is not expected that the Company will have to make any significant expenditures for new equipment." The paragraph also states that "[i]f additional equipment does become necessary, the Company believes that it will have adequate cash on hand to acquire the equipment." We believe that this disclosure is adequate, however we have added the phrases "capital expenditures" and "other assets" to be more specific.

Forward Looking and Cautionary Statements

      12. As suggested in your comment, we have deleted references to the safe harbor provisions of the Securities ct of 1933 and Securities Exchange Act of 1934 in the first paragraph under the "Forward Looking and Cautionary Statements" heading on page 14.

Securities and Exchange Commission
November 21, 2004
Page 3


Financial Statements

      13. Please be informed that the amendment to the registration statement includes the Company's financial statements for the year ended December 31, 2005.

Report of Independent Registered Public Accounting Firm

      14. Please be advised that the Company's consolidated financial statements have been updated through December 31, 2005 reflect that they are the consolidated financial statements of the parent and its wholly-owned subsidiary.

Note 1 - Organization and Summary of Significant Accounting Policies

      15. Note 1 to the financial statements has been revised to include a consolidation policy (Note 1(f)) as per your comment.

      In response to your comment, we are attaching to this letter as Attachment No. 1 a written statement by the Company acknowledging those items set forth in your letter.

      Please continue your review of the Rocky Mountain Fudge Company registration statement. Correspondences concerning this filing should be directed to this office by phone at (801) 733-0800, or by Fax at (801) 733-0808.

                                                  Yours truly,

                                                  /S/

                                                  Leonard E. Neilson

:ae
Attachments

                                                                Attachment No. 1

                       ROCKY MOUNTAIN FUDGE COMPANY, INC.
                               4596 Russell Street
                           Salt Lake City, Utah 84117

                                February 21, 2006


Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

To whom it may concern:

      In connection with the registration statement on Form SB-2 of Rocky Mountain Fudge Company Inc. (the "Company"), SEC File No. 000-51688, the Company hereby acknowledges that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      0 the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition to the above, the Company has been advised that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in its review of the Company's filing or in response to comments on the filing.

                                           Sincerely,

                                           Rocky Mountain Fudge Company, Inc.


                                           By: /S/ STEVEN D. MOULTON
                                               ---------------------------------
                                           Its: Vice President